Exhibit 4.24

English Language Summary

Authorization Agreement for radiofrequency blocks associated with the National Mobile Service – Termo de Outorga de Uso de Blocos de Radiofrequências associadas do Serviço Móvel Pessoal - SMP Nº 140/2014

Parties:	Telefônica Brasil S.A., as authorizee, and Agência Nacional de Telecomunicações (ANATEL), as grantor.

Date:	December 2, 2014

Term:	15 years

Purpose:	Authorization to provide service in radiofrequency blocks associated with the national mobile service, under the private regime.

Area:	State of São Paulo.

Amount:	The amount owed under the grant is R$1,719,838,447.08.

Penalty:
Breach of the Authorization Agreement and applicable regulations to Multimedia Communication Services may result in administrative proceedings by ANATEL, the application of warning sanctions, fines, temporary suspension or revocation of licenses.